Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Acquire Four LR2 Product Tankers and Newbuilding Vessel Deliveries

MONACO--(Marketwired - May 11, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has entered into agreements to purchase four LR2 product tankers and has recently taken delivery of three newbuilding vessels.

LR2 Newbuildings
The Company reached agreements with two unrelated third parties to purchase an aggregate of four LR2 product tankers currently under construction at Sungdong Shipbuilding and Marine Engineering Co., Ltd. and Daehan Shipbuilding Co., Ltd. for approximately $60.0 million each. These vessels are expected to be delivered between June and August 2015.

Newbuilding Vessel Deliveries
The Company recently took delivery of the following vessels:

•
STI Lauren, an LR2 product tanker, was delivered from Daewoo Shipbuilding and Marine Engineering of South Korea in April 2015. Upon delivery, this vessel began a voyage for 57 days at approximately $37,000 per day

•
STI Connaught, an LR2 product tanker, was delivered from Hyundai Samho Heavy Industries of South Korea in May 2015. Upon delivery, this vessel began a voyage for 60 days at approximately $34,000 per day.

•
STI Osceola, an MR product tanker, was delivered from Hyundai Mipo Dockyard of South Korea in April 2015. Upon delivery, this vessel began a time charter for up to 120 days at approximately $19,500 per day.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 70 tankers (14 LR2 tankers, 15 Handymax tankers, and 41 MR tankers) with an average age of 0.8 years, time charters-in 21 product tankers (five LR2, five LR1, four MR and seven Handymax tankers), and has contracted for 12 newbuilding product tankers (four MR and eight LR2), five of which are expected to be delivered in the second quarter of 2015, three in the third quarter of 2015 and the remaining four vessels throughout 2016. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616